UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SteadyMed Ltd.
(Name of Issuer)
Ordinary Shares, nominal value NIS 0.01 per share
(Title of Class of Securities)
M84920103
(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Advisors Israel II Limited
OrbiMed Israel GP II, L.P.
OrbiMed Capital GP VI LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.6% (2)
14		Type of Reporting Person (See Instructions) IA
(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 25,171,376 Shares outstanding as of April 25, 2017 and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Advisors Israel II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.6% (2)
14		Type of Reporting Person (See Instructions) OO
(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 25,171,376 Shares outstanding as of April 25, 2017 and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.6% (2)
14		Type of Reporting Person (See Instructions) OO
(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 25,171,376 Shares (defined below) outstanding as of April 25, 2017 and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.6% (2)
14		Type of Reporting Person (See Instructions) OO
(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 25,171,376 Shares outstanding as of April 25, 2017 and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. Samuel D. Isaly
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.6% (2)
14		Type of Reporting Person (See Instructions) IN
(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 25,171,376 Shares outstanding as of April 25, 2017 and includes 1,829,598 Warrants.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital GP VI LLC and Samuel D. Isaly (the “Statement”).  The Statement relates to the ordinary shares, nominal value NIS 0.01 per share (the “Shares”), of SteadyMed Ltd., an Israeli corporation (the “Issuer”), having its principal executive offices located at 5 Oppenheimer Street Rehovot 7670105, Israel. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On April 20, 2017, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with certain participants, including OPI VI and OIP II (as defined below in Item 3) (the “Participants”), pursuant to which the Issuer agreed to issue and sell to the Participants for an aggregate price of up to approximately $30,000,000 the following securities (the “Private Placement”): (i) an aggregate of 5,031,550 Shares (the “Private Placement Shares”); and (ii) warrants (“Warrants”) to purchase up to 2,515,775 additional Shares (the “Warrant Shares”), for an aggregate purchase price of $30,000,616, or $5.90 per Private Placement Share and $0.125 per Warrant Share.  As a result of the Private Placement, the Issuer’s total number of outstanding Shares increased to 25,171,376.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), OrbiMed Capital GP VI LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).

 (b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Israel has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors.  Isaly has his principal business 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Israel and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to its authority under the limited partnership agreement of OrbiMed Private Investments VI, L.P. (“OPI VI”), on April 25, 2017, OrbiMed Capital, as general partner of OPI VI, caused OPI VI to purchase an aggregate of 587,000 Private Placement Shares at a price of $5.90 per Share and 293,500 Warrants having a per Share exercise price of $6.785 at a price of $0.125 per Warrant.  The purchase was funded using OPI VI’s working capital in the aggregate amount of approximately $3.5 million.

Pursuant to its authority under the limited partnership agreement of OrbiMed Israel Partners II, L.P. (“OIP II”), on April 25, 2017, OrbiMed Israel caused OIP II to purchase an aggregate of 587,000 Private Placement Shares at a price of $5.90 per Share and 293,500 Warrants having a per Share exercise price of $6.785 at a price of $0.125 per Warrant.  The purchase was funded using OIP II’s working capital in the aggregate amount of approximately $3.5 million.  Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Israel, which is the sole general partner of OIP II.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure assumes that there are 25,171,376 Shares outstanding, which includes 5,031,550 Shares sold in the Private Placement and as confirmed by the Issuer.

As of the date of this filing, OIP II, a limited partnership organized under the laws of the Cayman Islands, holds 2,123,098 Shares and 1,829,598 Warrants constituting approximately 14.6% of the issued and outstanding Shares plus the Warrants held by OIP II.  OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II, and OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  As a result, OrbiMed Israel and OrbiMed Limited share the power to direct the vote and disposition of the Shares held by OIP II, and both OrbiMed Israel and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II.  OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits each of whom disclaims beneficial ownership of the Shares held by OIP II.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 2,123,098 Shares and 1,829,598 Warrants constituting approximately 14.6% of the issued and outstanding Shares plus the Warrants held by OPI VI.  OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement.  As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  Each of OrbiMed Advisors, OrbiMed Capital and Isaly disclaims any beneficial ownership over the shares of the other Reporting Persons.

(c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5 above, OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 3,952,696. OrbiMed Capital, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 3,952,696  Shares.

OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares attributable to OPI VI is 3,952,696  Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed Capital, may also be considered to hold indirectly 3,952,696 Shares.

OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  Pursuant to these agreements and relationships, OrbiMed Israel has discretionary investment management authority with respect to the assets of OIP II and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP II. The number of outstanding Shares of the Issuer attributable to OIP II is 3,952,696.  OrbiMed Israel, as the general partner of OIP II, may be considered to hold indirectly 3,952,696 Shares, and OrbiMed Limited, as the general partner of OrbiMed Israel, may be considered to hold indirectly 3,952,696  Shares.

The Warrants acquired by OIP II and OPI VI in the Private Placement, as well as the Warrants acquired by OIP II and OPI VI pursuant to a subscription agreement with the Issuer dated July 29, 2016 and described in this Statement as originally filed, contain an issuance limitation that prohibits exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder of the Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.  Additionally, pursuant to the Subscription Agreement, the Issuer agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) within 30 days after the closing of the Private Placement for purposes of registering the resale of the Shares, Warrant Shares, and any shares of common stock issued as a dividend or other distribution with respect to the Shares.  The Issuer agreed to use its best efforts to cause the registration statement to be declared effective by the SEC within 30 days after filing the applicable registration statement.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Title
N	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital GP VI LLC and Samuel D. Isaly.

O
Subscription Agreement, dated April 20, 2017, by and among the Issuer and Participants defined therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 21, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017	ORBIMED ADVISORS LLC

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited
Jonathan T. Silverstein	Director	Director OrbiMed Advisors Israel II Limited
Nissim Darvish Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE III

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Israel II Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.